1900 K Street, N.W.
Washington, DC 20006
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

William J. Bielefeld

william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 202 261 3333 Fax

May 12, 2022

VIA EDGAR

Mr. Jeffrey A. Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	ARK Venture Fund
Registration Statement on Form N-2
File Nos. 333-262496 and 811-23778

Dear Mr. Foor:

This letter responds to comments that you conveyed in a letter dated March 7, 2022 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2022 on behalf of ARK Venture Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

General

1.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:     The Fund confirms that no FINRA review is required in connection with the Registration Statement pursuant to an exemption provided by FINRA Corporate Financing Rule 5110(h)(2)(B).

Mr. Foor
May 12, 2022

2.	Comment: Tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response:     The Fund confirms that it has not presented any test-the-waters materials to potential investors in connection with this offering.

Prospectus

Cover Page

3.	Comment: Please disclose on the Cover page that the Fund invests in private, early stage start-up companies that are highly speculative and that investment in shares of the Fund involves substantial risks. In particular, please include bolded disclosure in the bullets on the Cover indicating the highly speculative nature of the Company’s investments in early-stage, private companies and specifically note the risks associated with these investments relating to valuation, transfer restrictions, and high rates of failure. We note similar disclosure on page 22.

Response:     The Fund has revised the disclosure accordingly.

4.	Comment: One of the bullets on the Cover page provides that, “If a Shareholder is able to sell its Shares outside the quarterly repurchase process, the Shareholder likely will receive less than their purchase price and the then current NAV per Share.” Please delete this bullet as it implies that a Shareholder may be able to sell Shares outside the quarterly repurchase process, which is highly unlikely.

Response:     The Fund has revised the disclosure accordingly.

5.	Comment: In note (2) to the Pricing Table, please disclose the full conditions for reimbursement of waived organization and offering expenses. Note (2) indicated that the Fund will be obligated to reimburse the Adviser for any such payments within two years of the Adviser incurring such expenses. Disclosure on page 45 indicates additional requirements for reimbursement.

Response:     The Fund has revised the disclosure accordingly.

Investment Opportunities and Strategies

6.	Comment: On page 4, the disclosure states, “The Fund may have exposure to cryptocurrencies, such as bitcoin, indirectly through an investment in a grantor trust.” Please remove the phrase “cryptocurrencies, such as” from this statement such that the revised disclosure states, “exposure to bitcoin indirectly through an investment in ….” Also, please specify that GBTC is the grantor trust referenced in the disclosure. Please make similar changes elsewhere in the registration statement.

Response:     The Fund has revised the disclosure in response to this comment. The revised disclosure is provided below.

The Fund may have exposure to ~~cryptocurrencies, such as~~ bitcoin~~,~~ indirectly through ~~an investment in a grantor trust~~ the Bitcoin Investment Trust (“GBTC”), a privately offered, open-end investment vehicle that invests in bitcoin and/or Canadian ETPs that have exposure to bitcoin. The Fund may also have exposure to other cryptocurrencies indirectly through an investment in a grantor trust or an investment vehicle to the extent permitted by, and in accordance with, any future law, regulation, guidance, or exemptive relief provided by the SEC or its staff or other regulatory agency or body having jurisdiction.

Mr. Foor
May 12, 2022

7.	Comment: On page 5, disclosure states, “Under normal circumstances, substantially all of the Fund’s assets will be invested in equity securities, including common stocks, partnership interests, business trust shares, other equity investments or ownership interests in business enterprises and pooled investment vehicles, including venture capital funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (‘Private Funds’).” Please disclose any other types of pooled investment vehicles in which the fund may invest.

Response:     The Fund notes that no other pooled investment vehicles are expected to be principal investments of the Fund. For this reason, the Fund respectfully declines to make any changes in response to this comment.

8.	Comment: On page 5, please clarify the magnitude of the Fund’s expected investments in private companies relative to large cap public companies.

Response:     The Fund has revised the disclosure accordingly. The revised disclosure is provided below.

Under normal circumstances, substantially all of the Fund’s assets will be invested in equity securities, including common stocks, partnership interests, business trust shares, other equity investments or ownership interests in business enterprises and pooled investment vehicles, including venture capital funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Funds”). The Fund’s investments will include early- to late-stage private companies and micro-, small-, medium- and large-capitalization public companies. Under normal circumstances, the Fund expects to invest 20% - 85% of its assets in securities of private companies and the remainder of its assets in publicly traded securities.

9.	Comment: On page 5, disclosure refers to Adviser’s consideration of ESG factors in its investment process. As ESG considerations will not “limit, restrict, or otherwise exclude” companies from investment, please clarify in the disclosure that the Fund might invest in companies despite the Adviser’s determination of poor performance in regards to ESG factors.

Response:     The Fund has revised the disclosure accordingly.

Mr. Foor
May 12, 2022

Plan of Distribution

10.	Comment: Please provide greater detail regarding how this offering of shares will be conducted and how Shares will be distributed. For example, please tell us whether the Platform website and, as disclosed on the Prospectus cover page, “various mobile applications” will be the exclusive means by which prospective investors may buy shares or whether the Fund will also sell shares in other ways. Also, please disclose whether all financial intermediaries must purchase Fund shares through the Platform or whether there are other ways through which financial intermediaries can purchase Fund shares. In addition, please explain the role, if any, of the Platform in repurchases under the Share Repurchase Program. Finally, please inform us whether the adviser or its affiliates own or control the Platform and explain if other funds currently utilize the Platform in a similar way. We may have additional comments after reviewing your response.

Response:     The Fund currently expects that initial retail investors will primarily invest in the Fund through the Platform website and mobile applications, but these may not remain the exclusive means by which investors may buy shares of the Fund. Generally, financial intermediaries must purchase Fund shares through the Platform for the first year beginning on the date of the Fund’s initial sale; however, registered investment advisers may purchase shares on behalf of their clients outside of the Platform. The Fund currently expects that its transfer agent will administer the Share Repurchase Program and will facilitate repurchases of Fund shares held by investors through the Platform. To the extent that shares of the Fund are held on an omnibus basis, the financial intermediary holding such shares on an omnibus basis would facilitate repurchases with its investors. The Adviser and its affiliates do not control the Platform, however, the Adviser holds a warrant to purchase certain shares of Titan Global Capital Management Inc.’s of common stock, representing a de minimis percentage of Titan Global Capital Management Inc.’s diluted shares of common stock. Currently, there are no other funds on the Platform. The Fund has revised the disclosure accordingly.

11.	Comment: On page 7, disclosure refers to the low costs paid by investors associated with the Platform. Please clarify if “at low costs” refers to the “one-time user fee” mentioned elsewhere. Please confirm that the only fee charged through the Platform is the one-time user fee. Please further clarify if there are any other fees or charges paid by shareholders or the Fund.

Response:     The Fund has revised the disclosure to remove references to “at low costs” and “one-time user fee.”

Mr. Foor
May 12, 2022

Risk Factors

12.	Comment: We note that the principal risks here and elsewhere in the prospectus appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See, Speech of Dalia Blass to the ICI, Oct. 27, 2018.

Response:     The Fund respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-2, which does not require listing the principal risks of investing in a fund in any particular order. The Fund further notes that the alphabetical ordering convention of its risk disclosure is consistent across the ARK fund complex. For these reasons, and in order to maintain consistency of disclosure complex-wide, the Fund respectfully declines to make this change.

13.	Comment: Cryptocurrency Risk, on page 11.

a.	Please clarify this disclosure to reflect the extent of the fund’s exposure to GBTC. Please note, to date, CEFs have been limited to no more than 15% in GBTC. We note disclosure limiting all Private Fund investments to 15% of assets.

b.	As previously commented, please remove the phrase “cryptocurrencies, such as bitcoin” from the disclosure as GBTC only provides exposure to bitcoin and does not provide exposure to other cryptocurrencies.

c.	Please clarify that the Fund’s only cryptocurrency exposure will be to bitcoin through GBTC. We may have additional comments.

d.	Disclosure states that there are “thousands” of cryptocurrencies. Please support this statement or revise it.

e.	Please consider providing additional disclosure as to GBTC and its risks. For example, disclose that GBTC may trade at a substantial discount/premium to the price of its bitcoin holdings.

Response:

a.	The Fund respectfully notes that GBTC is not a pooled investment vehicle that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (i.e. GBTC is not a “Private Fund”). Accordingly, the Fund will not treat an investment in GBTC like it would a Private Fund, and the 15% limit on Private Funds is not applicable to an investment in GBTC. Nevertheless, the Fund has revised the disclosure to indicate that it will not more than 15% of its assets in GBTC.

Mr. Foor
May 12, 2022

b.	Please see our response to Comment 6 above.

c.	Please see our response to Comment 6 above.

d.	The Fund has revised the disclosure accordingly.

e.	The Fund has revised the disclosure accordingly.

14.	Comment: On page 14, Disruptive Innovation Risk includes disclosure that, “A disruptive innovation or technology may constitute a small portion of a company’s overall business. As a result, the success of a disruptive innovation or technology may not affect the value of the equity securities issued by the company.” Please include similar disclosure under Investment Opportunities and Strategies.

Response:     The Fund has revised the disclosure accordingly.

15.	Comment: On page 22, Valuation Risk, the Fund discloses the valuation risk related to private company investments. Please consider additional risk disclosure regarding the early-stage private company investments of the fund. For example, please consider disclosure as to the potential long time before realization events or other exit opportunities that would allow the fund to realize gains from such investments.

16.	Response: The Fund respectfully submits that the Fund’s current disclosure reproduced below sufficiently covers risks associated with the Fund’s investment in early-stage private company investments. For this reason, Fund respectfully declines to make this change.

“Regular Realization Event Risk. The Fund does not expect regular realization events (e.g., mergers, refinancings or public offerings), if any, to occur in the near term with respect to the majority of the Fund’s portfolio companies. The Fund expects that its holdings of equity securities may require several years to appreciate in value, and it can offer no assurance that such appreciation will occur. Even if such appreciation does occur, it is likely that initial purchasers of the Fund’s Shares could wait for an extended period of time before any appreciation or sale of the Fund’s investments, and any attendant distributions of gains, may be realized.”

Summary of Fees and Expenses

17.	Comment: On page 23, please explain where organization and offering expenses are reflected in the fee table and supplementally describe the accounting for organization and offering costs.

Response:     The Fund has revised the disclosure accordingly. Organizational costs will be expensed as incurred, and initial offering costs will be amortized over a twelve-month period beginning on the date that the Fund commenced investment operations.

18.	Comment: Please include a footnote describing the Adviser’s agreement to incur the fund’s organizational and offering expenses and the conditions for reimbursement of those expenses. Please also include an estimate of the organizational and offering costs for the initial 12-month period of operations.

Response:     The Fund has revised the disclosure accordingly.

Mr. Foor
May 12, 2022

19.	Comment: Please confirm the fee table will reflect any applicable AFFE related to the Fund’s investments in pooled vehicles.

Response:     The Fund confirms that the fee table will reflect any applicable AFFE related to the Fund’s investments in pooled vehicles.

20.	Comment: In a footnote to the fee table, please disclose that Other Expenses are based on estimated amounts for the current fiscal year.

Response:     The Fund has revised the disclosure accordingly.

Use of Proceeds

21.	Comment: Please clarify how proceeds will be invested if appropriate investments are not available. Also, please disclose the consequences of a delay.

Response:     The Fund has revised the disclosure accordingly.

Investment Opportunities and Strategies

22.	Comment: On page 27, please clarify if the Fund’s proposed investment in GBTC will count towards the 15% limitation on investments in Private Funds.

Response:     Please see our response to Comment 13(a) above.

Leverage Risk

23.	Comment: On pages 36 and 37, the disclosure includes references to a “market price” for Fund shares. As the Fund’s shares will not be listed, please remove any references to a market price.

Response:     The Fund has revised the disclosure accordingly.

General Comments

24.	Comment: We note that portions of the filing are incomplete, including the Fee Table. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:     The Fund acknowledges the comment.

Mr. Foor
May 12, 2022

25.	Comment: Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response:     The Fund acknowledges this comment.

26.	Comment: We remind you that the Fund and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:     The Fund acknowledges this comment.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Keith A. O’Connell, Branch Chief
Allison M. Fumai, Dechert LLP
Alexander C. Karampatsos, Dechert LLP